Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                October 14, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1231
           Guggenheim US High Dividend Strategy Portfolio, Series 14
             Guggenheim US SMID High Dividend Portfolio, Series 14
                       File Nos. 333-198485 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1231, filed on August 29, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim US High Dividend Strategy Portfolio, Series 14 and Guggenheim US SMID High Dividend Portfolio, Series 14 (individually, a "Trust").

PROSPECTUS

Guggenheim US High Dividend Strategy Portfolio, Series 14

Investment Summary

     1. Please explain the significance of the term "high" in the name of the Trust.

     Response: The Trust seeks to provide dividend income that greater than the Trust's benchmark, which is the S&P 500 Index.

Investment Summary -- Principal Investment Strategy

     2. Please confirm that the non-U.S. companies will not be included in the calculation of the Trust's compliance with its policy to invest at least 80% of the value of its assets in dividend-paying common stocks of U.S. incorporated companies.

     Response: We confirm that non-U.S. companies will not be included in the calculation of the Trust's compliance with its policy to invest at least 80% of the value of its assets in dividend-paying common stocks of U.S. incorporated companies.

Investment Summary -- Security Selection

     3. The initial universe begins with the Russell 3000(R) Index, which includes non-U.S. companies. Please disclose how the Trust will ensure compliance with its policy to invest at least 80% of the value of its assets in dividend-paying common stocks of U.S. incorporated companies.

     Response: The selection step has been revised in response to this comment.

Investment Summary -- Hypothetical Performance Information

     4. Please confirm that the all of the hypothetical performance information is based upon portfolios that meet the Trust's policy to invest at least 80% of the value of its assets in dividend-paying common stocks of U.S. incorporated companies.

     Response: We confirm that all of the hypothetical performance information is based upon portfolios that meet the Trust's policy to invest at least 80% of the value of its assets in dividend-paying common stocks of U.S. incorporated companies.

Investment Summary -- Principal Risks

     5. The "Security Selection" section states that Trust will exclude securities with market capitalizations less than $200 million. Please add small-capitalization company risk disclosures.

     Response: Even though small-capitalization securities may be included in the portfolio, we include risks based upon the final portfolio. If small-capitalization securities are selected for the portfolio of this Trust, we will add the appropriate risk disclosures

     6. Please add a risk stating that the securities selected by the Trust may perform poorly.

     Response: An investment strategy risk has been added in response to your comment.

     7. The "Principal Investment Strategy" section states that the Trust may invest in non-U.S. companies. If the Trust holds non-U.S. companies in its 20% basket, please add disclosure about the risks of investing in non-U.S. companies.

     Response: If the securities of non-U.S. companies are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

Guggenheim US SMID High Dividend Portfolio, Series 14

Investment Summary

     8. Please explain the significance of the term "high" in the name of the Trust.

     Response: The Trust seeks to provide dividend income that greater than the Trust's benchmark, which is the S&P 500 Index.

     9. Please add a policy to invest at least 80% of the value of the Trust's assets in dividend-paying common stocks of U.S. incorporated companies with small- and mid-capitalizations.

     Response: The disclosure has been revised as requested.

     10. Please provide a definition for small- and mid-capitalization companies.

     Response: The disclosure has been revised as requested.

Investment Summary -- Principal Investment Strategy

     11. Please confirm that the non-U.S. companies will not be included in the calculation of the Trust's compliance with its policy to invest at least 80% of the value of its assets in dividend-paying common stocks of U.S. incorporated companies.

     Response: We confirm that non-U.S. companies will not be included in the calculation of the Trust's compliance with its policy to invest at least 80% of the value of its assets in dividend-paying common stocks of U.S. incorporated companies.

Investment Summary -- Security Selection

     12. The initial universe begins with the Russell 3000(R) Index, which includes non-U.S. companies. Please disclose how the Trust will ensure compliance with its policy to invest at least 80% of the value of its assets in dividend-paying common stocks of U.S. incorporated companies.

     Response: The selection step has been revised in response to this comment.

Investment Summary -- Principal Risks

     13. Please add a risk stating that the securities selected by the Trust may perform poorly.

     Response: An investment strategy risk has been added in response to your comment.

     14. The "Principal Investment Strategy" section states that the Trust may invest in non-U.S. companies. If the Trust holds non-U.S. companies in its 20% basket, please add disclosure about the risks of investing in non-U.S. companies.

     Response: If the securities of non-U.S. companies are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                          Morrison C. Warren